UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

HearUSA, Inc.
(Name of Issuer)
Common Stock, $0.10 par value
(Title of Class of Securities)
422360305
(CUSIP Number)
December 23, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

CUSIP NO.	422360305	SCHEDULE 13G	Page	2	of	9	Pages

1.	NAMES OF REPORTING PERSONS Siemens Hearing Instruments, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐
	Not Applicable.

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States of America

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,400,000

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8.	SHARED DISPOSITIVE POWER

		6,400,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,400,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	14.44%*

12.	TYPE OF REPORTING PERSON

	CO

*	The percentage set forth above is based upon an aggregate of 44,318,254 shares of common stock, par value $0.10 per share (the “Common Stock”), of HearUSA, Inc. (the “Issuer”) outstanding, which is the sum of 37,918,254 shares of Common Stock outstanding reported by the Issuer in its most recent Form 10-Q filed on November 10, 2008 and 6,400,000 shares (the “Shares”) newly issued by the Issuer to Siemens Hearing Instruments, Inc. (“Siemens Hearing”) on December 23, 2008. The purchase price for the Shares was paid by the conversion of $3,840,000 of pre-existing debt owed to Siemens Hearing by the Issuer.

Page 2 of 9 Pages

CUSIP NO.	422360305	SCHEDULE 13G	Page	3	of	9	Pages

1.	NAMES OF REPORTING PERSONS Siemens Aktiengesellschaft

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐
	Not Applicable.

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Federal Republic of Germany

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,400,000

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8.	SHARED DISPOSITIVE POWER

		6,400,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,400,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	14.44%*

12.	TYPE OF REPORTING PERSON

	CO

*	The percentage set forth above is based upon an aggregate of 44,318,254 shares of Common Stock of the Issuer outstanding, which is the sum of 37,918,254 shares of Common Stock outstanding reported by the Issuer in its most recent Form 10-Q filed on November 10, 2008 and 6,400,000 Shares newly issued by the Issuer to Siemens Hearing on December 23, 2008. The purchase price for the Shares was paid by the conversion of $3,840,000 of pre-existing debt owed to Siemens Hearing by the Issuer.

Page 3 of 9 Pages

Item 1(a).	Name of Issuer:
HearUSA, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
1250 Northpoint Parkway, West Palm Beach, Florida 33407

Item 2(a).	Name of Person Filing:
(1) Siemens Hearing Instruments, Inc.
(2) Siemens Aktiengesellschaft

Item 2(b).	Address of Principal Business Office:
The address of the principal business office of each person filing is:
(1) 10 Constitution Ave, Piscataway, New Jersey 08855
(2) Wittelsbacherplatz 2, D-80333, Munich, Germany

Item 2(c).	Citizenship:
Siemens Hearing Instruments, Inc. is a corporation organized under the laws of the State of Delaware, United States of America. Siemens Aktiengesellschaft is a corporation organized under the laws of the Federal Republic of Germany.

Item 2(d).	Title of Class of Securities
Common Stock, $0.10 par value

Item 2(e).	CUSIP Number:
422360305

Page 4 of 9 Pages

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d- 1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with 240.13d- 1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a) Amount Beneficially Owned:	6,400,000
(b) Percent of Class:	14.44	%*
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	6,400,000
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	6,400,000

*	The percentage set forth above is based upon an aggregate of 44,318,254 shares of Common Stock of the Issuer outstanding, which is the sum of 37,918,254 shares of Common Stock outstanding reported by the Issuer in its most recent Form 10-Q filed on November 10, 2008 and 6,400,000 Shares newly issued by the Issuer to Siemens Hearing on December 23, 2008. The purchase price for the Shares was paid by the conversion of $3,840,000 of pre-existing debt owed to Siemens Hearing by the Issuer.

Page 5 of 9 Pages

Siemens Hearing is an indirect wholly-owned subsidiary of Siemens Aktiengesellschaft (“Siemens AG”). Siemens Hearing has sole voting and dispositive power with respect to the Shares of the Issuer’s common stock held by Siemens Hearing. However, Siemens AG may be deemed to have beneficial ownership over the Shares by virtue of its control over Siemens Hearing. Siemens AG controls Siemens Hearing through its wholly-owned subsidiary Siemens Beteiligungen USA GmbH (“SIBUSA”), SIBUSA’s wholly-owned subsidiary Siemens USA Holdings, Inc. (“SUSA”), SUSA’s wholly-owned subsidiary Siemens Corporation (“Siemens Corp”) and Siemens Corp’s wholly-owned subsidiary Siemens Medical Solutions USA, Inc., of which Siemens Hearing is a wholly-owned subsidiary.

Item 5.	Ownership of Five Percent or Less of Class
Not Applicable.

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 9 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIEMENS HEARING INSTRUMENTS, INC.
Dated: January 2, 2009	By:	/s/ Christi M. Pedra
		Name:	Christi M. Pedra
		Title:	Chief Executive Officer

	By:	/s/ Nicolau Gaeta
		Name:	Nicolau Gaeta
		Title:	Chief Financial Officer

Page 7 of 9 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIEMENS AKTIENGESELLSCHAFT
Dated: January 2, 2009	By:	/s/ Werner Paul Schick
		Name:	Dr. Werner Paul Schick
		Title:	Chief Counsel Corporate — Capital Markets

	By:	/s/ Lothar Wilisch
		Name:	Mr. Lothar Wilisch
		Title:	Head of Equity Capital Markets

Page 8 of 9 Pages

AGREEMENT OF JOINT FILING
     Pursuant to Rule 13d-l(k)(1) of the Securities and Exchange Commission under the Securities and Exchange Act of 1934, as amended, each of the undersigned agrees that the statement on Schedule 13G filed herewith shall be filed on behalf of each of the undersigned.

SIEMENS HEARING INSTRUMENTS, INC.
Dated: January 2, 2009	By:	/s/ Christi M. Pedra
		Name:	Christi M. Pedra
		Title:	Chief Executive Officer

	By:	/s/ Nicolau Gaeta
		Name:	Nicolau Gaeta
		Title:	Chief Financial Officer

SIEMENS AKTIENGESELLSCHAFT
Dated: January 2, 2009	By:	/s/ Werner Paul Schick
		Name:	Dr. Werner Paul Schick
		Title:	Chief Counsel Corporate — Capital Markets

	By:	/s/ Lothar Wilisch
		Name:	Mr. Lothar Wilisch
		Title:	Head of Equity Capital Markets

Page 9 of 9 Pages